SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2013

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     ____________________ to _______________________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

Computer Sciences Corporation Matched Asset Plan

TABLE OF CONTENTS	Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)	S-1
Form 5500, Schedule H, Part IV, Line 4a -- Schedule of Delinquent Participant Contributions	S-55

Exhibits 23.1 and 23.2: Consents of Independent Registered Public Accounting Firms

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Computer Sciences Corporation Employee Benefits Fiduciary Committee and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of the Computer Sciences Corporation Matched Asset Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Johnson Lambert LLP
Falls Church, Virginia
June 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statement of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
June 21, 2013

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Total participant-directed investments - at fair value	$3,857,335,020	$3,475,967,536

Receivables:
Notes receivable from participants	46,225,886	46,349,993
Accrued investment income	3,442,649	3,830,066
Unsettled trade receivables	25,013,449	34,165,994
Other	8,817,538	89,526
Total receivables	83,499,522	84,435,579
Total assets	3,940,834,542	3,560,403,115

LIABILITIES:
Accrued expenses	1,054,403	1,224,824
Unsettled trade payables	41,002,256	57,936,199
Total liabilities	42,056,659	59,161,023

NET ASSETS AVAILABLE FOR BENEFITS - at fair value	3,898,777,883	3,501,242,092

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(78,124)	(289,666)

NET ASSETS AVAILABLE FOR BENEFITS	$3,898,699,759	$3,500,952,426

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

2013
INVESTMENT INCOME (LOSS):
Net appreciation in fair value of investments	$663,382,276
Dividends	14,175,995
Interest	7,139,252

Net investment gain	684,697,523

ADDITIONS:
Participant contributions	225,207,965
Employer contributions	58,923,897
Participant rollovers	10,362,497
Interest income on notes receivable from participants	1,979,959

Total additions	296,474,318

DEDUCTIONS:
Distributions to participants	579,293,325
Administrative expenses	4,131,183

Total deductions	583,424,508

INCREASE IN NET ASSETS AVAILABLE FOR
BENEFITS BEFORE PLAN TRANSFERS	397,747,333

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,500,952,426

End of year	$3,898,699,759

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1 -- Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships over which Computer Sciences Corporation exercises control and that participate in the Plan are hereafter collectively referred to as “CSC” or “the Company.”
The Plan is a defined contribution plan adopted by the action of the Board of Directors of CSC taken on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan (“the Prior Plan”).
The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirement's of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Effective October 18, 2011, the Company revised the governance structure of its broad-based employee benefits plans by dissolving the CSC Retirement and Employee Benefits Plans Committee. Effective on this same date, the Company established the CSC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of four members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the plans. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan. Effective June 4, 2011, the Plan changed record keepers from ING to Aon Hewitt.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Interest in the CSC Sponsored Trust - The Plan's investments are in a trust sponsored by the Company ("CSC Trust"). The CSC Trust is not considered a master trust. The assets of the CSC Trust are held by The Bank of New York Mellon (the “Trustee”). At December 31, 2013 and 2012, the Plan's interest in the assets of the CSC Trust was approximately 53.8% and 52.6%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. The Plan has a divided interest in the CSC Trust. Accordingly, the Plan reports its investment in the trust account based on an allocation of individual investments of the trust account.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the United States of America (U.S.) payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $5,500 on a pre-tax basis in 2013.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Participants should refer to the Plan document for more information about the aforementioned groups.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the 20 investment options listed below. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.
Commingled investment funds listed as one fund on Form 5500, Schedule H, Line 4i:

•	Active Allocation Fund issued by Bank of New York Mellon ("BNYM") (EB DL Enhanced AA Fund)

•	S&P 500 Index Fund issued by BNYM (EB Daily Liquidity Stock Index Fund)

•	U.S. Equity Completion Fund issued by BNYM (EB Daily Liquidity Market Completion Fund)

•	Active U.S. Equity Fund issued by Frank Russell (Frank Russell Equity #1 Fund)

•	Money Market Fund issued by State Street Global Advisor ("SSgA")

•	Government TIPS Bond Fund issued by SSgA (US TIPS Index Fund)

•	Target Series Retirement Fund issued by SSgA (Target Retirement Income)

•	Target Series Retirement 2010 Fund issued by SSgA (Target Retirement 2010 SL)

•	Target Series Retirement 2015 Fund issued by SSgA (Target Retirement 2015 SL)

•	Target Series Retirement 2020 Fund issued by SSgA (Target Retirement 2020 SL)

•	Target Series Retirement 2025 Fund issued by SSgA (Target Retirement 2025 SL)

•	Target Series Retirement 2030 Fund issued by SSgA (Target Retirement 2030 SL)

•	Target Series Retirement 2035 Fund issued by SSgA (Target Retirement 2035 SL)

•	Target Series Retirement 2040 Fund issued by SSgA (Target Retirement 2040 SL)

•	Target Series Retirement 2045 Fund issued by SSgA (Target Retirement 2045 SL)

•	Target Series Retirement 2050 Fund issued by SSgA (Target Retirement 2050 SL)

Separately managed investment funds for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	CSC Stock Fund (Computer Sciences Corporation Common Stock)

•	International Equity Fund

•	Short Duration Bond Fund

•	Core Bond Fund

The individual investments of the above listed separately managed funds are listed in the Form 5500, Schedule H, Line 4i Schedule of Assets with the following descriptions:

•	Corporate Bonds

•	U.S. Government Agencies

•	U.S. Treasuries

•	State and Local Obligations

•	Agency Mortgage Backed Securities

•	Asset and Other Mortgage Backed Securities

•	Non U.S. Government

•	Futures

•	Credit Default Swap

•	Interest Rate Swap

•	Common Stock

The investment return, gains and losses, in the respective funds fluctuates on a daily basis within a participant's account due to changes in the net asset values (NAVs).
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
With the exception of a few selected groups of participants, vesting in his or her Matching Contributions Account, as defined, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability, or death while performing qualified military service.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, as defined, or upon withdrawal from the Plan. Such forfeitures during 2013 amounted to $8,177,418. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $1,046,635 at December 31, 2013 and $1,701,945 at December 31, 2012. During the year ended December 31, 2013, employer contributions were reduced by $8,738,212. The Plan also reduced administrative expenses by $77,885 and had $16,632 of forfeitures restored during the year ended December 31, 2013.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by CSC (the Plan sponsor), as provided by the Plan. Effective June 30, 2011, a $3.20 monthly administration fee is applied to accounts of terminated participants.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund, Company stock, and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5). Investments in the STIF are stated at amortized cost which approximates fair value. Fixed income securities including U.S. Treasuries, U.S. government agencies fixed income securities, corporate bonds, mortgage backed, asset backed and other fixed income securities are generally valued using model-based pricing methods that use observable market data as inputs. Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year. Derivatives are stated at fair value (see Note 8).
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen to new participants and to new contributions. The Fund is stated at the fair value of the underlying investments and then adjusted to contract value for the purposes of the statements of net assets available for benefits. Contract value represents contributions made to the Fund plus earnings, less participants withdrawals. Fair value of the Fund is generally determined by discounting the scheduled future payments required under the contract using an interpolated market discount rate for contracts with maturities comparable to the average remaining life of the contract being valued. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts (GICs) issued by insurance companies; Bank Investment Contracts (BICs) issued by banks; Synthetic Investment Contracts (SICs) issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts (SACs); and other similar instruments which are intended to maintain a constant NAV.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of circumstances that may affect the the Fund's ability to transact at contract value include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, certain trust amendments if the issuer's consent is not obtained. As of December 31, 2013, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $7,289,674 and $6,729,682 at December 31, 2013and 2012, respectively.
New Accounting Standards Adopted
ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities - In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which was subsequently amended in January 2013 when the FASB issued ASU No. 2013-01 “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” Together, these ASUs provide guidance on disclosure of information pertaining to the offsetting (netting) of assets and liabilities in the financial statements. The amendments in these ASUs affect all entities that have financial instruments and derivative instruments that either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) are subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 amends the existing disclosure requirements on offsetting in ASC 210-20-50 by requiring disclosures relating to gross amounts of recognized assets and liabilities, the amounts that are offset, net amounts presented in the balance sheet, and amounts subject to an enforceable master netting arrangement or similar agreement. The amendments in these ASUs became effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Adoption of the provisions of ASU No. 2011-11 did not have a material impact on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

Note 3 -- Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.
The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code and the Plan continues to be tax-exempt. As such, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions, and is currently under an IRS audit.

Note 4 -- Investment Funds

Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate once per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.
The following table represents the Plan's investments (including the underlying investments of the separately managed funds) that exceeded 5% of the Plan's net assets available for benefits, as of December 31, 2013 and 2012:

Description of Issue	2013	2012

SSgA Money Market Fund	$296,367,099	$298,201,983
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund (1)	561,582,410	438,006,297
Mellon Bank EB Daily Market Completion Fund (1)	383,111,947	277,326,898
Frank Russell Equity #1 Fund	237,799,520	191,518,942
CSC common stock (1)	544,383,128	435,409,903
Balanced Commingled Funds:
SSgA Target Retirement 2020	219,853,733	202,940,137
SSgA Target Retirement 2025	219,855,864	190,528,399

(1) Represents a party-in-interest to the Plan.

The Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated/(depreciated) in value during the year ended December 31, 2013 as follows:

2013

Interest in commingled funds	$473,720,323
CSC common stock	166,273,544
International equities	32,071,850
Bonds and debentures	(8,642,563)
Other	(40,878)

Net appreciation in fair value of investments	$663,382,276

Note 5 -- Fair Value Measurements

In accordance with ASC 820, the Plan classifies investments into three levels based on valuation inputs used to determine fair value. Level 1 refers to securities valued using quoted prices from active markets for identical assets; Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable; and Level 3 refers to securities valued based on significant unobservable inputs. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Cash and cash equivalents are primarily short-term investment funds that are categorized as Level 2 and are stated at amortized cost which approximates fair value.
Fixed income securities are categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security.

Fixed income class	Examples of standard inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as “standard inputs”)

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government agencies, state and local obligations, non-U.S. government securities	Standard inputs

Mortgage backed securities, asset backed securities	Standard inputs, prepayment speeds, actual pool, and collateral information

U.S. and global equity securities in separately managed funds are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. Equity securities in commingled accounts are categorized as Level 2.
Derivative instruments are generally valued using model based pricing methods with observable inputs, and are categorized as Level 2. Inputs may include, for example, notional amounts, currency, maturity date, and payment frequency. See Note 8.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and December 31, 2012, there were no transfers between levels.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2013 and December 31, 2012 are as follows:

	Investment Assets at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global/International	$86,286,951	$121,029,979	$—	$207,316,930
CSC common stock	544,383,128	—	—	544,383,128
Domestic equity commingled funds	—	1,338,898,779	—	1,338,898,779

Fixed Income:
U.S. Treasuries	—	45,589,291	—	45,589,291
U.S. government agencies	—	12,161,288	—	12,161,288
State and local obligations	—	1,623,878	—	1,623,878
Non U.S. government	—	963,939	—	963,939
Mortgage backed securities	—	49,828,094	—	49,828,094
Asset backed securities	—	69,661,949	—	69,661,949
Corporate bonds	—	75,092,446	—	75,092,446
Fixed income commingled fund	—	82,490,780	—	82,490,780
Stable value fund	—	5,590,208	—	5,590,208
Balanced commingled funds	—	1,100,110,767	—	1,100,110,767

Derivatives	—	233,932	—	233,932

Cash & cash equivalents	178,937	323,210,674	—	323,389,611

Total investment assets at fair value	$630,849,016	$3,226,486,004	$—	$3,857,335,020

	Investment Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global/International	$76,534,032	$104,528,530	$—	$181,062,562
CSC common stock	435,409,903	—	—	435,409,903
Domestic equity commingled funds	—	1,031,485,991	—	1,031,485,991

Fixed Income:
U.S. Treasuries	—	95,944,207	—	95,944,207
U.S. government agencies	—	14,105,936	—	14,105,936
State and local obligations	—	1,585,392	—	1,585,392
Non U.S. government	—	4,216,775	—	4,216,775
Mortgage backed securities	—	64,095,262	—	64,095,262
Asset backed securities	—	63,588,101	—	63,588,101
Corporate bonds	—	72,825,173	—	72,825,173
Fixed income commingled fund	—	171,435,064	—	171,435,064
Stable value fund	—	7,027,597	—	7,027,597
Balanced commingled funds	—	1,008,744,474	—	1,008,744,474

Derivatives	—	294,671	—	294,671

Cash & cash equivalents	67,321	324,079,107	—	324,146,428

Total investment assets at fair value	$512,011,256	$2,963,956,280	$—	$3,475,967,536
Short-Term and Commingled Funds - The following funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants. The investment strategy for each commingled fund category as presented above is as follows:

•	Short-term investment funds

The Money Market Fund is a commingled STIF utilized for the Money Market Fund option for participants and holds highly liquid, short-term investment, and therefore is classified as cash and cash equivalents.

The Collective STIF (an underlying investment of separately managed funds) for the investment of overnight cash holdings and holds exchange traded and short duration securities.

•	Domestic equity commingled funds

The Mellon Daily Liquidity Stock Index Fund (S&P 500 Index Fund) holds each stock in the S&P 500 Index. Each stock in the Fund is held near its S&P 500 Index proportion weights. The Index is structured to approximate the general distribution of the industries in the U.S. economy.

In the Frank Russell Equity #1 Fund (Active U.S. Equity Fund), to moderate volatility, the fund manager actively manages the Fund using a multi-style, multimanager structure, using three primary styles of equity investment management: value, growth and market-oriented managers.

The Mellon EB Daily Liquidity Market Completion Fund (U.S. Equity Completion Fund) seeks to match the performance of the Dow Jones 4500 Completion Index, which is made up of the universe of mid- and small-size companies. The Fund samples from the smaller company stocks and optimizes the investment universe to reflect the characteristics of the entire Index.

•	Fixed income commingled fund

The SSgA US TIPS Index Fund (Government TIPS Bond Fund) seeks to match the return of the Barclays Capital Inflation Notes Index by investing in a portfolio of U.S. Treasury inflation protected securities. The manager seeks to remain duration neutral to the Index at all times and seeks to match overall sector and security weightings to the Index. The strategy is one of full replication, owning a market-value weight of each security in the benchmark.

•	Stable value fund

The T. Rowe Price Frozen Stable Value Fund invests primarily in a portfolio of GICs, BICs, and SICs, including underlying fixed income securities supporting SICs. Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

•	Balanced commingled funds

The SSgA Target Series of Investment Funds (Retirement and the Target Series Retirement Funds, 2010 through 2050) provide a diversified allocation of stocks, bonds, REITs and commodities. The specific allocation is determined by the expected retirement date. Professional managers then adjust the index fund mix annually, forming an increasingly more conservative asset allocation as the retirement date approaches.

In the Mellon EB Daily Liquidity Enhanced Active Allocation Fund (Active Allocation Fund), the investment manager decides how much to invest in the various markets or asset classes (stocks, bonds and cash equivalents) based on their assessment of the relative valuations of the asset classes using an asset allocation model. The decision is made relative to the Fund's benchmark. CSC is currently the sole investor in the fund.

Note 6 -- Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.
Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid rateably through payroll deductions.

Note 7 -- Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $3,000 for the year ended December 31, 2013. During the year ended December 31, 2013, the Plan expensed $809,876 to The Bank of New York Mellon's Mellon Capital Management for fund manager fees.
At December 31, 2013 and 2012, the Plan held 9,748,003 and 10,871,658 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $467,871,127 and $522,606,355, respectively. The Plan received $8,125,519 in dividends from the Computer Sciences Corporation common stock for the year ended December 31, 2013.

Note 8 -- Derivative Financial Instruments

In the Plan's investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities. Currency contracts are primarily used to diminish foreign exchange risk for investments held in currencies other than the U.S. dollar. Equity and commodity contracts are used to cost effectively meet investment target allocations. Exchange listed futures are priced using vendor services. Over-the-counter derivatives are priced using broker quotes.
Futures Contracts - The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. The credit risk associated with these contracts is minimal as they are traded by professional investment managers on organized exchanges and settled daily.
During 2013 and 2012, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit, either in cash or securities, an amount (“initial margin”) equal to a certain percentage of the fair value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.
At December 31, 2013, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $37,223,750 and $7,344,531, respectively. At December 31, 2012, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $69,934,205 and $16,850,320, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.
Futures are priced nightly with an offset to cash at the broker. The fair value of futures contracts in the statement of net assets available for benefits is $(48,305) at December 31, 2013. The fair value of futures contracts was $98,737 at December 31, 2012. Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.
Interest Rate Swaps - An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency. The Plan had entered into 14 interest rate swap contracts as of December 31, 2013, with a total fair value of

$284,038 and a notional value of $5,500,000. The Plan had entered into 9 interest rate swap contracts as of December 31, 2012, with a total fair value of $172,783 and a notional value of $19,500,000.
Credit Default Swaps - A credit default swap is designed to transfer the credit default exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap. The Plan had entered into two credit default swaps, as the buyer, with a fair value of $(1,801) and notional amount of $435,000 as of December 31, 2013. The Plan had entered into two credit default swaps, as the buyer, with a fair value of $23,151 and notional amount of $345,000 as of December 31, 2012.
At December 31, 2013, the fair value of derivatives was $233,932. At December 31, 2012, the fair value of derivatives was $294,671.
The fair values of derivative instruments in the statement of net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	As of December 31, 2013
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$324,595	Investments at fair value	$(40,557)
Futures	Investments at fair value	106,438	Investments at fair value	(154,743)
Credit default swaps	Investments at fair value	—	Investments at fair value	(1,801)

Total derivatives		$431,033		$(197,101)

	As of December 31, 2012
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$186,211	Investments at fair value	$(13,428)
Futures	Investments at fair value	113,073	Investments at fair value	(14,336)
Credit default swaps	Investments at fair value	23,151	Investments at fair value	—

Total derivatives		$322,435		$(27,764)

The effect of derivative instruments on the statement of changes in net assets available for benefits is as follows:

	For the Year Ended December 31, 2013
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Location of Gain or (Loss) in the Statement of Changes in Net Assets Available for Benefits	Amount of Gain (Loss) Recognized in Income on Derivatives
Interest rate swaps	Net appreciation in fair value of investments	$1,010,733
Futures contracts	Net appreciation in fair value of investments	212,483
Credit default swap	Net depreciation in fair value of investments	(21,278)
Net derivative gain		$1,201,938

Note 9 -- Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, at December 31, 2013 and 2012:

	2013	2012

Net assets available for benefits per the financial statements	$3,898,699,759	$3,500,952,426
Amounts allocated to withdrawing participants	(7,289,674)	(6,729,682)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	78,124	289,666
Net assets available for benefits per Form 5500	$3,891,488,209	$3,494,512,410
The following is a reconciliation of the net decrease in assets per the financial statements to the Form 5500 for the year ended December 31, 2013:

2013

Net increase in net assets per the financial statements	$397,747,333
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	78,124
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(289,666)
Distributions allocated to withdrawing participants at end of year	(7,289,674)
Distributions allocated to withdrawing participants at start of year	6,729,682
Net increase in net assets per Form 5500	$396,975,799

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2013:

2013

Distributions to participants per the financial statements	$579,293,325
Amounts allocated to withdrawing participants at end of year	7,289,674
Amounts allocated to withdrawing participants at start of year	(6,729,682)
Distributions to participants per the Form 5500	$579,853,317

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 10 -- Subsequent Events

Effective June 2013, the Plan hired an external investment advisory firm to provide consulting services related to Plan investments, processes and governance issues. Starting in March 2014, Plan participants pay an equal portion of the Plan’s quarterly investment advisory services fee if they have a benefit in the Plan. Plan participants were notified of the advisory fee in the February 2014 fee disclosure notice.

Effective January 1, 2014, with the exception of collectively bargained employees, Swiss Re, and service contract employees, the Plan was also amended and restated to include vesting change from a five-year grade vest to one-year cliff vest.

Effective January 1, 2014, Company matching contributions are made once annually for all those in the standard match, except collectively bargained employees, Swiss Re, and service contract employees.

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Cash	Cash & cash equivalents		11,521
	Euro	Cash & cash equivalents		4,416
	Swap Collateral with Goldman	Cash & cash equivalents		163,000
			Total Cash & Cash Equivalents	178,937

	State Street Global Advisor	Money Market Fund		296,367,099
*	The Bank of New York Mellon	Collective Short-Term Invest Fd		26,843,575
			Total Short-Term Investments	323,210,674

*	Computer Sciences Corporation	Common Stock (9,742,003 shares)		544,340,715
*	Computer Sciences Corporation	MAP Pre 2004 Stale		42,413
				544,383,128

	Computer Sciences Corporation	Participant loans - Interest rates range from 3.25% to 9.75%; Maturities range from 2004[1] to 2028		46,225,886

	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME		33,015,820
	State Street Global Advisor	SSGA TARGET RETIREMENT 2010 SL		52,552,774
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL		153,197,589
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL		219,853,733
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL		219,855,864
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL		167,245,386
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL		113,626,886
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL		77,762,710
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL		33,629,474
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL		29,370,532

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
*	Mellon Bank,N.A.	EB DL ENHANCED AA FUND				156,404,901
	Frank Russell	RUSSELL EQUITY #I FUND				237,799,520
*	Mellon Bank,N.A.	EB DAILY LIQUIDITY STOCK INDEX FUND				561,582,410
*	Mellon Bank,N.A.	EB DAILY LIQUIDITY MARKET COMPLETION FUND				383,111,947
	State Street Global Advisor	SSGA US TIPS INDEX FUND (CMF8)				82,490,780
	T. Rowe Price	T ROWE PRICE STABLE VALUE				5,512,083
					Total Interest in Commingled Funds	2,527,012,409

	ABBVIE INC	Corporate bonds	1.750%	11/6/2017		998,287
	ABBVIE INC	Corporate bonds	1.750%	11/6/2017		389,332
	ABBVIE INC	Corporate bonds	2.900%	11/6/2022		163,565
	ABBVIE INC	Corporate bonds	4.400%	11/6/2042		83,941
	ACE INA HOLDINGS INC	Corporate bonds	2.600%	11/13/2015		1,034,556
	ACTAVIS	Corporate bonds	1.875%	10/1/2017		361,193
	AMERICA MOVIL SAB DE CV	Corporate bonds	5.500%	3/1/2014		778,798
	AMERICAN EXPRESS CREDIT CORP	Corporate bonds	1.300%	7/29/2016		443,405
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.000%	3/20/2015		564,896
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.800%	3/22/2017		293,672

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4.875%	6/1/2022		236,461
	AMERICAN TRANSMISSION SYS 144A	Corporate bonds	5.250%	1/15/2022		315,938
	ANADARKO PETROLEUM CORP	Corporate bonds	5.950%	9/15/2016		501,329
	ANADARKO PETROLEUM CORP	Corporate bonds	6.450%	9/15/2036		42,672
	ANADARKO PETROLEUM CORP	Corporate bonds	7.625%	3/15/2014		101,329
	ANADARKO PETROLEUM CORP	Corporate bonds	5.750%	6/15/2014		76,573
	ANADARKO PETROLEUM CORP	Corporate bonds	6.375%	9/15/2017		226,170
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	4.125%	1/15/2015		622,555
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	0.800%	7/15/2015		633,136
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	2.500%	7/15/2022		231,242
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	2.500%	7/15/2042		144,175
	APPLE INC	Corporate bonds	2.400%	5/3/2023		35,968
	AT&T	Corporate bonds	0.875%	2/13/2015		1,262,660
	BANK OF AMERICA CORP	Corporate bonds	5.625%	10/14/2016		339,887
	BANK OF AMERICA CORP	Corporate bonds	3.750%	7/12/2016		297,673
	BANK OF AMERICA CORP	Corporate bonds	5.700%	1/24/2022		181,097
	BANK OF AMERICA CORP	Corporate bonds	1.500%	10/9/2015		489,883
	BANK OF AMERICA CORP	Corporate bonds	4.100%	7/24/2023		105,446

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BANK OF AMERICA CORP	Corporate bonds	1.316%	3/22/2018		374,914
	BANK OF MONTREAL	Corporate bonds	0.713%	9/11/2015		502,331
	BANK OF NY MELLON CORP/T	Corporate bonds	0.700%	3/4/2016		557,066
	BANK OF NOVA SCOTIA	Corporate bonds	1.100%	12/31/2016		1,004,795
	BAT INTERNATIONAL FINANCE 144A	Corporate bonds	3.250%	6/7/2022		216,463
	BERKSHIRE HATHAWAY INC	Corporate bonds	2.200%	8/15/2016		98,125
	BHP BILLITON FINANCE USA LTD	Corporate bonds	5.000%	9/30/2043		76,256
	BHP PARIBAS SA	Corporate bonds	1.250%	12/12/2016		275,202
	BOSTON PROPERTIES LP	Corporate bonds	3.850%	2/1/2023		48,852
	BP CAPITAL	Corporate bonds	2.500%	11/6/2022		200,306
	BP CAPITAL	Corporate bonds	2.750%	5/10/2023		73,048
	BRANCH BANKING & TRUST CO	Corporate bonds	1.450%	10/3/2016		605,622
	BURLINGTON NORTHERN SSANTA FE L	Corporate bonds	4.450%	3/15/2043		104,272
	CAISSE CENTRALE DESJARDIN 144A	Corporate bonds	2.650%	9/16/2015		649,301
	CAIXA ECONOMICA FEDERAL 144A	Corporate bonds	2.375%	11/6/2017		264,694
	CAMERON INTERNATIONAL CORP	Corporate bonds	7.000%	7/15/2038		211,598
	CANADIAN IMPERIAL BANK OF COMM	Corporate bonds	1.350%	7/18/2016		594,212
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	4.750%	7/15/2021		451,923

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CATHOLIC HEALTH INTIATIVES	Corporate bonds	1.600%	11/1/2017		290,774
	CDP FINANCIAL INC 144A	Corporate bonds	4.400%	11/25/2019		1,128,375
	CITIGROUP INC	Corporate bonds	4.750%	5/19/2015		124,166
	CITIGROUP INC	Corporate bonds	1.250%	1/15/2016		416,377
	CITIGROUP INC	Corporate bonds	1.300%	4/1/2016		370,860
	CITIGROUP INC	Corporate bonds	3.875%	10/25/2023		157,289
	CMS ENERGY CORP	Corporate bonds	5.050%	3/15/2022		275,290
	CNOOC FINANCE 2013 LTD	Corporate bonds	1.125%	5/9/2016		498,158
	COMCAST CORP	Corporate bonds	7.050%	3/15/2033		42,344
	COMCAST CORP	Corporate bonds	6.500%	11/15/2035		46,656
	COMCAST CORP	Corporate bonds	5.900%	3/15/2016		110,439
	COMCAST CORP	Corporate bonds	4.650%	7/15/2042		69,795
	CONSOLIDATED NATURAL GAS CO	Corporate bonds	5.000%	3/1/2014		25,181
	CORP NACIONAL DEL COBRE D 144A	Corporate bonds	3.750%	11/4/2020		154,941
	CORP NACIONAL DEL COBRE DE CHI	Corporate bonds	4.750%	10/15/2014		637,178
	COVENTRY HEALTH CARE INC	Corporate bonds	5.450%	6/15/2021		278,156
	COX COMMUNICATIONS INC 144A	Corporate bonds	8.375%	3/1/2039		163,724
	CREDIT SUISSE AG/GUERNSEY 144A	Corporate bonds	1.625%	3/6/2015		587,250

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CREDIT SUISSE/NEW YORK NY	Corporate bonds	5.400%	1/14/2020		211,153
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	4.522%	1/15/2035		634,475
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	6.113%	1/15/2040		695,225
	CVS CAREMARK CORP	Corporate bonds	4.000%	12/5/2023		99,788
	CVS CAREMARK CORP	Corporate bonds	5.300%	12/5/2043		51,708
	DEERE & CO	Corporate bonds	2.600%	6/8/2022		229,091
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	3.500%	3/1/2016		209,938
	DOLLAR GENERAL CORP	Corporate bonds	3.250%	4/15/2023		248,364
	DORIC NIMROD AIR 2013-1 144A	Corporate bonds	5.250%	5/30/2025		202,000
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	1.750%	12/15/2016		1,086,770
	DUKE ENERGY FLORIDA LLC	Corporate bonds	6.400%	6/15/2038		123,295
	EATON CORP	Corporate bonds	2.750%	11/2/2022		149,257
	EL PASO NATURAL GAS CO LLC	Corporate bonds	5.950%	4/15/2017		266,847
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	6.500%	4/1/2020		99,912
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	4.100%	11/15/2015		604,766
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	6.500%	2/1/2042		149,391
	EXPORT-IMPORT BANK OF KOREA	Corporate bonds	8.125%	1/21/2014		516,917
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.950%	6/1/2035		52,401

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.950%	2/1/2038		140,618
	FORD MOTOR CREDIT CO LLC	Corporate bonds	1.489%	5/9/2016		329,769
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	1.000%	12/11/2015		289,299
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	6.150%	8/7/2037		93,334
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	2.375%	6/30/2015		441,293
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	1.000%	1/8/2016		90,225
	GENERAL ELECTRIC CO	Corporate bonds	0.850%	10/9/2015		753,503
	GENERAL ELECTRIC CO	Corporate bonds	2.700%	10/9/2022		201,240
	GEORGIA POWER CO	Corporate bonds	3.000%	4/15/2016		510,768
	GEORGIA POWER CO	Corporate bonds	0.563%	3/15/2016		600,041
	GLAXOSMITHKLINE CAPITAL PLC	Corporate bonds	2.850%	5/8/2022		66,020
	GLENCORE FUNDING LLC	Corporate bonds	6.000%	4/15/2014		258,667
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.125%	1/15/2015		125,351
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.350%	1/15/2016		541,087
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.300%	5/3/2015		674,864
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.700%	8/1/2015		317,594
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.150%	4/1/2018		97,468
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.750%	1/24/2022		56,284

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.625%	1/22/2023		106,519
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.900%	7/19/2018		227,959
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	1.436%	4/30/2018		263,072
	GTE CORP	Corporate bonds	6.940%	4/15/2028		28,378
	HCP INC	Corporate bonds	4.250%	11/15/2023		107,602
	HSBC BANK PLC 144A	Corporate bonds	3.100%	5/24/2016		549,911
	HSBC BANK PLC 144A	Corporate bonds	3.100%	5/24/2016		471,353
	HSBC FINANCE CORP	Corporate bonds	5.500%	1/19/2016		650,491
	ICAHN ENTERPRISE LP/ICAHN E	Corporate bonds	8.000%	1/15/2018		286,000
	ING BANK NV 144A	Corporate bonds	3.750%	3/7/2017		516,078
	INTEL CORP	Corporate bonds	1.950%	10/1/2016		1,027,997
	INTERNATIONAL BUSINESS MACHINE	Corporate bonds	2.669%	7/29/2015		1,000,015
	INTERNATIONAL PAPER CO	Corporate bonds	9.375%	5/15/2019		13,117
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	6.250%	11/15/2014		205,126
	JABIL CIRCUI INC	Corporate bonds	8.250%	3/15/2018		275,831
	JPMORGAN CHASE & CO	Corporate bonds	3.450%	3/15/2018		304,165
	JPMORGAN CHASE & CO	Corporate bonds	3.150%	7/5/2016		1,310,478
	JPMORGAN CHASE & CO	Corporate bonds	4.500%	1/24/2022		52,887

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	JPMORGAN CHASE & CO	Corporate bonds	3.250%	9/23/2022		38,333
	JPMORGAN CHASE & CO	Corporate bonds	3.200%	1/25/2023		165,905
	JPMORGAN CHASE & CO	Corporate bonds	5.625%	8/16/2043		73,974
	JPMORGAN CHASE & CO	Corporate bonds	0.857%	2/26/2016		421,727
	JPMORGAN CHASE & CO	Corporate bonds	1.138%	1/25/2018		272,698
	KENTUCKY UTILITIES CO	Corporate bonds	1.625%	11/1/2015		764,036
	KFW	Corporate bonds	1.000%	1/12/2015		513,743
	KOREA DEVELOPMENT BANK/THE	Corporate bonds	8.000%	1/23/2014		858,511
	KRAFT FOODS GROUP INC 144A	Corporate bonds	2.250%	6/5/2017		263,269
	LEHMAN BRTH HLD (RCI) ESCROW	Corporate bonds	—%	12/28/2017		—
	LINCOLN NATIONAL CORP	Corporate bonds	6.050%	4/20/2067		39,700
	LORILLARD TOBACCO CO	Corporate bonds	3.750%	5/20/2023		122,900
	MANULIFE FINANCIAL CORP	Corporate bonds	3.400%	9/17/2015		572,511
	MCDONALD'S CORP	Corporate bonds	0.750%	5/29/2015		402,332
	MERCK & CO INC	Corporate bonds	4.150%	5/18/2043		86,791
	MERCK & CO INC	Corporate bonds	5.985%	5/18/2018		280,734
	METLIFE INSTITUTIONAL FUN 144A	Corporate bonds	1.625%	4/2/2015		389,347
	METLIFE INSTITUTIONAL FUN 144A	Corporate bonds	1.625%	4/2/2015		733,185

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	METROPOLITAN LIFE GLOBAL 144A	Corporate bonds	5.125%	6/10/2014		229,663
	METROPOLITAN LIFE GLOBAL 144A	Corporate bonds	2.000%	1/10/2014		920,315
	MIDAMERICAN ENERGY HOLDINGS CO	Corporate bonds	6.500%	9/15/2037		87,116
	MONSANTO CO	Corporate bonds	2.750%	4/15/2016		317,972
	MORGAN STANLEY	Corporate bonds	5.000%	11/24/2025		150,449
	MORGAN STANLEY	Corporate bonds	3.750%	2/25/2023		189,748
	MORGAN STANLEY	Corporate bonds	4.100%	5/22/2023		120,969
	MYLAN INC/PA	Corporate bonds	5.400%	11/29/2043		50,404
	MYLAN INC/PA	Corporate bonds	4.200%	11/29/2023		73,769
	MYLAN INC/PA	Corporate bonds	2.550%	3/28/2019		123,753
	MYLAN INC/PA 144A	Corporate bonds	7.875%	7/15/2020		209,335
	MYLAN INC/PA 144A	Corporate bonds	6.000%	11/15/2018		213,119
	NATIONAL AUSTRALIA BANK LTD/NE	Corporate bonds	0.900%	1/20/2016		1,229,860
	NBCUNIVERSAL ENTERPRISE 1 144A	Corporate bonds	5.250%	12/1/2049		198,000
	NBCUNIVERSAL ENTERPRISE 1 144A	Corporate bonds	0.929%	4/15/2018		336,226
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	5.950%	4/1/2041		47,035
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	4.450%	1/15/2043		100,332
	NEW YORK LIFE GLOBAL FUND 144A	Corporate bonds	1.300%	1/12/2015		903,012

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	NEWFIELD EXPLORATION CO	Corporate bonds	5.625%	7/1/2024		139,300
	NEWS AMERICA INC	Corporate bonds	7.750%	1/20/2024		46,855
	NEWS AMERICA INC	Corporate bonds	8.500%	2/23/2025		63,008
	NOBLE ENERGY	Corporate bonds	5.250%	11/15/2043		94,922
	NORDEA EIENDOMSKREDITT A	Corporate bonds	2.125%	9/22/2017		488,681
	OESTERREICHISCHE KONTROLLBANK	Corporate bonds	4.875%	2/16/2016		391,536
	OHIO POWER CO	Corporate bonds	6.050%	5/1/2018		200,047
	OMNICOM GROUP INC	Corporate bonds	5.900%	4/15/2016		48,638
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	5.300%	6/1/2042		129,974
	PACIFIC GAS & ELECTRIC	Corporate bonds	5.125%	11/15/2043		123,919
	PACIFICORP	Corporate bonds	5.750%	4/1/2037		160,104
	PACIFICORP	Corporate bonds	4.100%	2/1/2042		162,604
	PENSKE TRUCK LEASING CO L 144A	Corporate bonds	3.125%	5/11/2015		339,398
	PETROBRAS INTERNATIONAL FINANC	Corporate bonds	3.875%	1/27/2016		396,343
	PETROHAWK ENERGY CORP	Corporate bonds	10.500%	8/1/2014		550,348
	PETROHAWK ENERGY CORP	Corporate bonds	7.250%	8/15/2018		134,750
	PETROLEOS MEXICANOS	Corporate bonds	8.000%	5/3/2019		60,500
	PETROLEOS MEXICANOS	Corporate bonds	6.000%	3/5/2020		74,437

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	PETROLEOS MEXICANOS	Corporate bonds	5.500%	1/21/2021		196,725
	PETROLEOS MEXICANOS	Corporate bonds	3.500%	1/30/2023		317,023
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	4.500%	3/20/2042		18,682
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	4.125%	3/4/2043		100,673
	PRECISION CASTPARTS CORP	Corporate bonds	1.125%	1/15/2018		1,084,480
	PROGRESS ENERGY INC	Corporate bonds	7.000%	10/30/2031		151,011
	PUBLIC SERVICE ELECTRIC & GAS	Corporate bonds	0.850%	8/15/2014		325,930
	QVC INC	Corporate bonds	5.950%	3/15/2043		99,798
	QVC INC 144A	Corporate bonds	7.500%	10/1/2019		396,648
	QVC INC 144A	Corporate bonds	7.375%	10/15/2020		33,421
	ROYAL BANK OF CANADA	Corporate bonds	1.450%	9/19/2016		760,619
	ROYAL BANK OF CANADA	Corporate bonds	1.125%	7/21/2017		999,871
	RUBY PIPELINE LLC 144A	Corporate bonds	6.000%	4/1/2022		167,960
	SCHLUMBERGER INVESTMENTS SA	Corporate bonds	3.650%	12/1/2023		74,347
	SEMPRA ENERGY	Corporate bonds	6.000%	10/15/2039		126,323
	SIMON PROPERTY GROUP LP	Corporate bonds	4.200%	2/1/2015		823,520
	STATE STREET CORP	Corporate bonds	3.700%	11/20/2023		124,017
	STATOIL SA	Corporate bonds	2.450%	1/17/2023		268,896

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	SVENSKA HANDELSBANKEN AB	Corporate bonds	0.716%	9/23/2016		875,951
	TEMASEK FINANCIAL I LTD	Corporate bonds	4.500%	9/21/2015		250,361
	TRANSOCEAN INC	Corporate bonds	6.375%	12/15/2021		443,867
	UNITED TECHNOLOGIES CORP	Corporate bonds	4.500%	6/1/2042		24,277
	UNITED TECHNOLOGIES CORP	Corporate bonds	3.100%	6/1/2022		400,891
	UNITEDHEALTH GROUP INC	Corporate bonds	0.850%	10/15/2015		366,461
	UNITEDHEALTH GROUP INC	Corporate bonds	0.375%	11/15/2021		79,013
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.500%	9/15/2016		3,102,106
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.850%	11/1/2042		151,109
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.500%	9/15/2016		1,468,331
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.150%	9/15/2023		134,212
	VERIZON COMMUNICATIONS INC	Corporate bonds	6.550%	9/15/2043		274,940
	VIRGIN MEDIA SECURED FINANCE P	Corporate bonds	6.500%	1/15/2018		36,269
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	6.000%	5/15/2037		116,820
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	6.350%	11/30/2037		30,132
	VODAFONE GROUP PLC	Corporate bonds	4.150%	6/10/2014		924,517
	VODAFONE GROUP PLC	Corporate bonds	4.150%	6/10/2014		761,965
	VOLKSWAGEN INTERNATIONAL 144A	Corporate bonds	1.125%	11/18/2016		748,107

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	WAL-MART STORES INC	Corporate bonds	4.000%	4/11/2043		93,448
	WELLPOINT INC	Corporate bonds	4.650%	1/15/2023		97,209
	WELLS FARGO & CO	Corporate bonds	0.869%	4/23/2018		603,313
	WELLS FARGO & CO	Corporate bonds	4.125%	8/15/2023		123,231
	WELLS FARGO & CO	Corporate bonds	5.375%	11/2/2043		66,560
	WELLS FARGO & CO	Corporate bonds	0.869%	4/23/2018		331,822
	WESTPAC BANKING CORP	Corporate bonds	0.950%	1/12/2016		621,061
	WESTPAC BANKING CORP	Corporate bonds	1.375%	7/17/2015		399,740
	WILLIAMS COS INC/THE	Corporate bonds	7.500%	1/15/2031		133,178
					Total Corporate Bonds	75,092,446

	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	0.550%	6/30/2016		947,268
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.600%	3/28/2016		3,102,145
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.750%	10/15/2016		1,234,360
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.875%	10/14/2016		1,505,189
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.750%	3/15/2031		284,463
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.250%	7/15/2032		297,277
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.600%	3/28/2016		650,450

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	2.020%	7/16/2018		1,257,851
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.700%	8/28/2019		793,214
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.000%	9/20/2017		1,328,251
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	0.650%	3/28/2016		—
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.350%	4/10/2017		501,099
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	0.500%	3/30/2016		259,721
					Total U.S. Government Agencies	12,161,288

	CALIFORNIA ST	State and local obligations	5.100%	8/1/2014		112,973
	CALIFORNIA ST	State and local obligations	5.450%	4/1/2015		493,625
	CALIFORNIA ST	State and local obligations	5.950%	4/1/2016		216,366
	CALIFORNIA ST	State and local obligations	3.950%	11/1/2015		375,914
	ILLINOIS ST	State and local obligations	4.071%	1/1/2014		425,000
					Total State and Local Obligations	1,623,878

	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	4.000%	2/1/2044		1,535,742
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	4.500%	2/1/2044		1,581,973
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	5.000%	1/1/2044		(215,688)

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	3.500%	1/1/2044		1,190,625
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	3.000%	1/1/2044		568,313
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2044		411,750
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2044		(617,625)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2029		847,688
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.500%	1/1/2029		(212,805)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.500%	2/1/2044		316,887
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	2/1/2044		(1,299,469)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.000%	1/1/2029		1,836,914
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.500%	1/1/2029		1,359,465
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	1/1/2029		(425,812)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	6.000%	2/1/2044		775,742
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.500%	1/1/2029		212,531
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.500%	1/1/2044		(549,980)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.500%	2/1/2044		(693,273)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	2.500%	1/1/2029		1,088,656
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	2.500%	1/1/2044		271,477
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	4.500%	1/20/2044		(213,828)

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	4.000%	1/20/2044		(1,559,590)
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	3.500%	1/20/2044		2,320,215
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	3.000%	1/20/2044		1,159,406
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	4.500%	1/15/2044		213,391
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	5.000%	1/15/2044		216,773
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	3.500%	1/15/2044		705,496
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	3.000%	1/15/2044		193,141
	FHLMC POOL #1B-8062	Agency mortgage backed securities	3.141%	3/1/2041		53,182
	FHLMC POOL #2B-0646	Agency mortgage backed securities	2.034%	7/1/2042		159,632
	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.500%	1/1/2038		244,333
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.500%	9/1/2038		268,891
	FHLMC POOL #C0-3811	Agency mortgage backed securities	3.500%	4/1/2042		99,071
	FHLMC POOL #C0-9001	Agency mortgage backed securities	4.000%	6/1/2042		23,887
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.000%	7/1/2035		346,893
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.000%	7/1/2035		259,433
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.000%	8/1/2043		564,393
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.500%	6/1/2041		209,957
	FHLMC POOL #G0-8492	Agency mortgage backed securities	4.000%	5/1/2042		172,168

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #G0-4010	Agency mortgage backed securities	5.500%	5/1/2022		741,769
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.500%	10/1/2020		13,616
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.000%	12/1/2020		9,319
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.500%	6/1/2021		81,910
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.000%	8/1/2021		40,749
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.000%	9/1/2021		281,131
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.500%	3/1/2021		2,015
	FHLMC POOL #Q0-8313	Agency mortgage backed securities	4.000%	5/1/2042		138,929
	FHLMC POOL #Q0-8656	Agency mortgage backed securities	4.000%	6/1/2042		70,095
	FHLMC POOL #Q1-2841	Agency mortgage backed securities	3.500%	11/1/2042		91,217
	FHLMC POOL #Q1-6567	Agency mortgage backed securities	3.000%	3/1/2043		94,812
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.000%	3/1/2043		181,781
	FHLMC POOL #Q1-7095	Agency mortgage backed securities	3.000%	4/1/2043		92,483
	FHLMC MULTICLASS MTG 2890 KC	Agency mortgage backed securities	4.500%	2/15/2019		34,749
	FHLMC MULTICLASS MTG 3817 MA	Agency mortgage backed securities	4.500%	10/15/2037		402,916
	FHLMC MULTICLASS MTG 3824 FA	Agency mortgage backed securities	0.317%	3/15/2026		800,963
	FHLMC MULTICLASS MTG 3959 MA	Agency mortgage backed securities	4.500%	11/15/2041		638,149
	FHLMC MULTICLASS MTG 3986 M	Agency mortgage backed securities	4.500%	9/15/2041		585,707

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC MULTICLASS MTG K501 X1A	Agency mortgage backed securities	1.751%	8/25/2016		16,451
	FHLMC MULTICLASS MTG K708 X1	Agency mortgage backed securities	1.510%	1/25/2019		344,717
	FHLMC MULTICLASS MTG K712 X1	Agency mortgage backed securities	1.398%	11/25/2019		291,786
	FNMA POOL #0254548	Agency mortgage backed securities	5.500%	12/1/2032		340,037
	FNMA POOL #0255316	Agency mortgage backed securities	5.000%	7/1/2019		50,224
	FNMA POOL #0555424	Agency mortgage backed securities	5.500%	5/1/2033		252,834
	FNMA POOL #0555591	Agency mortgage backed securities	5.500%	7/1/2033		106,233
	FNMA POOL #0676654	Agency mortgage backed securities	5.500%	1/1/2033		361,139
	FNMA POOL #0676661	Agency mortgage backed securities	5.500%	1/1/2033		239,787
	FNMA POOL #0735288	Agency mortgage backed securities	5.000%	3/1/2035		1,328,943
	FNMA POOL #0735989	Agency mortgage backed securities	5.500%	2/1/2035		9,927
	FNMA POOL #0845326	Agency mortgage backed securities	6.000%	12/1/2035		3,671
	FNMA POOL #0888601	Agency mortgage backed securities	5.500%	6/1/2020		202,794
	FNMA POOL #0889466	Agency mortgage backed securities	6.000%	5/1/2038		81,861
	FNMA POOL #0889529	Agency mortgage backed securities	6.000%	3/1/2038		27,957
	FNMA POOL #0889983	Agency mortgage backed securities	6.000%	10/1/2038		59,642
	FNMA POOL #0890567	Agency mortgage backed securities	4.000%	11/1/2043		354,352
	FNMA POOL #0987325	Agency mortgage backed securities	2.504%	9/1/2038		102,289

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0995113	Agency mortgage backed securities	5.500%	9/1/2036		462,292
	FNMA POOL #0995203	Agency mortgage backed securities	5.000%	7/1/2035		560,250
	FNMA POOL #0995320	Agency mortgage backed securities	4.500%	12/1/2020		293,708
	FNMA POOL #0995324	Agency mortgage backed securities	5.000%	12/1/2020		457,547
	FNMA POOL #0AB7458	Agency mortgage backed securities	3.000%	1/1/2043		90,501
	FNMA POOL #0AB7497	Agency mortgage backed securities	3.000%	1/1/2043		90,640
	FNMA POOL #0AB7567	Agency mortgage backed securities	3.000%	1/1/2043		89,549
	FNMA POOL #0AB7766	Agency mortgage backed securities	3.000%	2/1/2043		89,968
	FNMA POOL #0AB8529	Agency mortgage backed securities	3.000%	2/1/2043		90,701
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.000%	3/1/2043		210,081
	FNMA POOL #0AB8712	Agency mortgage backed securities	3.000%	3/1/2043		27,250
	FNMA POOL #0AB8830	Agency mortgage backed securities	3.000%	3/1/2043		74,678
	FNMA POOL #0AB8923	Agency mortgage backed securities	5.000%	4/1/2043		92,734
	FNMA POOL #0AB8924	Agency mortgage backed securities	3.000%	4/1/2043		91,808
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.000%	4/1/2043		183,810
	FNMA POOL #0AB9171	Agency mortgage backed securities	2.500%	4/1/2028		564,900
	FNMA POOL #0AB9173	Agency mortgage backed securities	3.000%	5/1/2043		92,388
	FNMA POOL #0AB9189	Agency mortgage backed securities	2.500%	4/1/2028		374,848

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AB9357	Agency mortgage backed securities	3.500%	5/1/2043		97,315
	FNMA POOL #0AB9462	Agency mortgage backed securities	3.000%	5/1/2043		122,935
	FNMA POOL #0AB9662	Agency mortgage backed securities	3.000%	6/1/2043		155,995
	FNMA POOL #0AB9864	Agency mortgage backed securities	3.500%	7/1/2043		389,893
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.000%	11/1/2021		189,837
	FNMA POOL #0AD7595	Agency mortgage backed securities	5.000%	7/1/2040		779,449
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.500%	7/1/2025		424,702
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.000%	7/1/2025		638,284
	FNMA POOL #0AE0823	Agency mortgage backed securities	6.000%	9/1/2040		28,403
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.000%	5/1/2021		456,001
	FNMA POOL #0AH0942	Agency mortgage backed securities	4.000%	12/1/2040		2,014,517
	FNMA POOL #0AH6958	Agency mortgage backed securities	2.921%	2/1/2041		95,870
	FNMA POOL #0AL0533	Agency mortgage backed securities	3.245%	7/1/2041		267,696
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.500%	5/1/2040		371,638
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.000%	12/1/2026		268,678
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.000%	9/1/2026		328,999
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.000%	2/1/2043		366,848
	FNMA POOL #0AL3759	Agency mortgage backed securities	3.000%	5/1/2043		92,249

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL3817	Agency mortgage backed securities	4.500%	6/1/2042		553,527
	FNMA POOL #0AL3921	Agency mortgage backed securities	3.500%	7/1/2043		98,365
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.500%	7/1/2043		486,522
	FNMA POOL #0AL4010	Agency mortgage backed securities	3.500%	7/1/2043		158,903
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.500%	7/1/2043		489,261
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.000%	4/1/2040		386,126
	FNMA POOL #0AL4142	Agency mortgage backed securities	6.000%	6/1/2041		98,198
	FNMA POOL #0AL4311	Agency mortgage backed securities	4.000%	8/1/2043		287,363
	FNMA POOL #0AL4312	Agency mortgage backed securities	4.000%	8/1/2043		92,310
	FNMA POOL #0AL4543	Agency mortgage backed securities	3.500%	7/1/2043		298,322
	FNMA POOL #0AL4597	Agency mortgage backed securities	4.000%	1/1/2044		412,037
	FNMA POOL #0AL4598	Agency mortgage backed securities	4.000%	12/1/2043		324,479
	FNMA POOL #0AO6482	Agency mortgage backed securities	2.318%	7/1/2042		40,866
	FNMA POOL #0AP0006	Agency mortgage backed securities	2.019%	7/1/2042		175,063
	FNMA POOL #0AQ1292	Agency mortgage backed securities	2.500%	2/1/2028		88,989
	FNMA POOL #0AR2001	Agency mortgage backed securities	3.000%	2/1/2043		472,184
	FNMA POOL #0AR7568	Agency mortgage backed securities	3.000%	3/1/2043		50,930
	FNMA POOL #0AR7576	Agency mortgage backed securities	3.000%	3/1/2043		91,841

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AR8630	Agency mortgage backed securities	3.000%	4/1/2043		92,247
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.000%	3/1/2043		224,248
	FNMA POOL #0AR9218	Agency mortgage backed securities	3.000%	3/1/2043		89,899
	FNMA POOL #0AS0207	Agency mortgage backed securities	3.500%	8/1/2043		95,917
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.500%	8/1/2043		196,278
	FNMA POOL #0AS0428	Agency mortgage backed securities	4.500%	9/1/2043		211,131
	FNMA POOL #0AS0531	Agency mortgage backed securities	4.000%	9/1/2043		409,674
	FNMA POOL #0AS0547	Agency mortgage backed securities	4.000%	9/1/2043		102,332
	FNMA POOL #0AS0564	Agency mortgage backed securities	4.500%	9/1/2043		314,476
	FNMA POOL #0AS0570	Agency mortgage backed securities	4.500%	9/1/2043		104,565
	FNMA POOL #0AS1201	Agency mortgage backed securities	4.000%	12/1/2043		103,032
	FNMA POOL #0AT2037	Agency mortgage backed securities	3.000%	4/1/2043		39,475
	FNMA POOL #0AT2040	Agency mortgage backed securities	3.000%	4/1/2043		89,183
	FNMA POOL #0AT2043	Agency mortgage backed securities	3.000%	4/1/2043		93,729
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.000%	5/1/2043		275,745
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.500%	6/1/2043		198,726
	FNMA POOL #0AT6654	Agency mortgage backed securities	3.000%	5/1/2043		92,006
	FNMA POOL #0AT7277	Agency mortgage backed securities	4.000%	9/1/2043		—

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AT7676	Agency mortgage backed securities	3.000%	6/1/2043		41,829
	FNMA POOL #0AT9147	Agency mortgage backed securities	3.500%	7/1/2043		97,935
	FNMA POOL #0AU0567	Agency mortgage backed securities	3.500%	8/1/2043		97,617
	FNMA POOL #0AU0600	Agency mortgage backed securities	3.500%	8/1/2043		98,761
	FNMA POOL #0AU0613	Agency mortgage backed securities	3.500%	8/1/2043		98,743
	FNMA POOL #0AU0973	Agency mortgage backed securities	4.000%	8/1/2043		—
	FNMA POOL #0AU2609	Agency mortgage backed securities	4.000%	8/1/2043		—
	FNMA POOL #0AU3271	Agency mortgage backed securities	3.500%	8/1/2043		98,565
	FNMA POOL #0AU3741	Agency mortgage backed securities	3.500%	8/1/2043		785,387
	FNMA POOL #0AU3753	Agency mortgage backed securities	4.000%	8/1/2043		—
	FNMA POOL #0AU3765	Agency mortgage backed securities	3.500%	8/1/2043		98,843
	FNMA POOL #0AU5750	Agency mortgage backed securities	4.000%	9/1/2043		44,213
	FNMA POOL #0AU5758	Agency mortgage backed securities	4.000%	9/1/2043		—
	FNMA POOL #0AU5759	Agency mortgage backed securities	4.000%	9/1/2043		—
	FNMA POOL #0AU5760	Agency mortgage backed securities	4.000%	9/1/2043		—
	FNMA POOL #0AU5762	Agency mortgage backed securities	4.000%	9/1/2043		—
	FNMA POOL #0AU6939	Agency mortgage backed securities	4.500%	10/1/2043		421,705
	FNMA POOL #0AV0438	Agency mortgage backed securities	4.000%	10/1/2043		25,927

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AV4889	Agency mortgage backed securities	4.000%	12/1/2043		103,163
	FNMA GTD REMIC P/T	Agency mortgage backed securities	0.275%	12/27/2022		284,274
	FNMA GTD REMIC P/T 02-T6 A1	Agency mortgage backed securities	3.310%	2/25/2032		46,372
	FNMA GTD REMIC P/T 04-88 HA	Agency mortgage backed securities	6.500%	7/25/2034		7,080
	GNMA POOL #0499416	Agency mortgage backed securities	6.000%	2/15/2029		804
	GNMA POOL #0615516	Agency mortgage backed securities	4.500%	9/15/2033		34,686
	GNMA POOL #0689835	Agency mortgage backed securities	6.500%	8/15/2038		42,531
	GNMA POOL #0728627	Agency mortgage backed securities	4.500%	1/15/2040		44,826
	GNMA POOL #0738019	Agency mortgage backed securities	4.500%	2/15/2041		97,248
	GNMA POOL #0745793	Agency mortgage backed securities	4.500%	7/15/2040		146,924
	GNMA POOL #0781590	Agency mortgage backed securities	5.500%	4/15/2033		18,851
	GNMA POOL #0782510	Agency mortgage backed securities	6.500%	12/15/2038		52,572
	GNMA POOL #0782557	Agency mortgage backed securities	5.000%	1/15/2039		246,637
	GNMA POOL #0782619	Agency mortgage backed securities	5.000%	4/15/2039		183,695
	GNMA POOL #0782958	Agency mortgage backed securities	5.000%	5/15/2040		126,217
	GNMA POOL #0783571	Agency mortgage backed securities	5.000%	12/15/2033		66,664
	GNMA POOL #0783609	Agency mortgage backed securities	4.500%	10/15/2040		344,155
	GNMA POOL #0783610	Agency mortgage backed securities	4.500%	11/15/2041		250,348

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA GTD REMIC P/T 04-104 FJ	Agency mortgage backed securities	0.467%	9/20/2033		91,389
	GNMA GTD REMIC P/T 06-68 B	Agency mortgage backed securities	5.155%	6/16/2031		79,348
	GNMA II POOL #0004223	Agency mortgage backed securities	6.500%	8/20/2038		59,682
	GNMA II POOL #0004292	Agency mortgage backed securities	6.500%	11/20/2038		32,904
	GNMA II POOL #0004559	Agency mortgage backed securities	5.000%	10/20/2039		811,025
	GNMA II POOL #0005018	Agency mortgage backed securities	5.000%	4/20/2041		47,524
	GNMA II POOL #0005056	Agency mortgage backed securities	5.000%	5/20/2041		12,256
	GNMA II POOL #0005083	Agency mortgage backed securities	5.000%	6/20/2041		127,407
	GNMA II POOL #0005115	Agency mortgage backed securities	4.500%	7/20/2041		832,912
	GNMA II POOL #0005116	Agency mortgage backed securities	5.000%	7/20/2041		66,475
	GNMA II POOL #0783584	Agency mortgage backed securities	4.500%	7/20/2041		92,907
	GNMA II POOL #0783590	Agency mortgage backed securities	4.500%	6/20/2041		185,457
	GNMA II POOL #0MA1449	Agency mortgage backed securities	4.000%	11/20/2043		3,120,416
					Total Agency Mortgage Backed Securities	49,828,094

	ACHMEA HYPOTHEEKBANK NV 144A	Asset and other mortgage backed securities	3.200%	11/3/2014		956,898
	ALLY AUTO RECEIVABL 5 C 144A	Asset and other mortgage backed securities	2.900%	5/15/2017		416,637
	AMERICREDIT AUTOMOBILE RE 5 A2A	Asset and other mortgage backed securities	0.650%	3/8/2017		505,198

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	AMERICREDIT AUTOMOBILE RE 1 A3	Asset and other mortgage backed securities	1.390%	9/8/2015		—
	AMERICREDIT AUTOMOBILE RE 2 A2	Asset and other mortgage backed securities	0.530%	11/8/2016		732,650
	AMERICREDIT AUTOMOBILE RE 2 A2	Asset and other mortgage backed securities	0.760%	10/8/2015		75,184
	AMERICREDIT AUTOMOBILE RE 4 A3	Asset and other mortgage backed securities	0.670%	6/8/2017		249,911
	AMERICREDIT AUTOMOBILE RE 5 A3	Asset and other mortgage backed securities	0.900%	9/10/2018		249,912
	AMERICREDIT AUTOMOBILE RE 5 A3	Asset and other mortgage backed securities	0.900%	9/10/2018		439,844
	AMERICREDIT AUTOMOBILE RE B A3	Asset and other mortgage backed securities	2.490%	11/6/2017		238,890
	AMERICREDIT AUTOMOBILE REC 2 B	Asset and other mortgage backed securities	1.780%	3/8/2017		540,385
	AMERICREDIT AUTOMOBILE REC 2 C	Asset and other mortgage backed securities	2.640%	10/10/2017		375,344
	ARI FLEET LEASE TR A A2 144A	Asset and other mortgage backed securities	0.700%	12/15/2015		875,113
	ARI FLEET LEASE TR A A2 144A	Asset and other mortgage backed securities	0.700%	12/15/2015		490,063
	ARI FLEET LEASE TRUST B A 144A	Asset and other mortgage backed securities	0.467%	1/15/2021		483,790
	BANC OF AMERICA COMMERCIA 3 A1A	Asset and other mortgage backed securities	5.649%	6/10/2049		474,518
	BANC OF AMERICA COMMERCIA 1 A3	Asset and other mortgage backed securities	5.449%	1/15/2049		137,258
	BANC OF AMERICA COMMERCIA 4 AM	Asset and other mortgage backed securities	5.675%	7/10/2046		245,349
	BEAR STEARNS ALT-A TRUST 13 A1	Asset and other mortgage backed securities	0.905%	11/25/2034		103,639
	BEAR STEARNS ARM TRUST 20 7 4A	Asset and other mortgage backed securities	2.796%	10/25/2034		79,947
	BEAR STEARNS COMMERCIA PW17 A1A	Asset and other mortgage backed securities	5.650%	6/11/2050		473,235

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CAPITAL AUTO RECEIVABLES 1 A3	Asset and other mortgage backed securities	0.790%	6/20/2017		399,519
	CAPITAL AUTO RECEIVABLES 1 A4	Asset and other mortgage backed securities	0.970%	1/22/2018		389,219
	CARMAX AUTO OWNER TRUST 2 1 A3	Asset and other mortgage backed securities	0.600%	10/16/2017		934,518
	CD 2007-CD4 COMMERCIAL CD4 A2B	Asset and other mortgage backed securities	5.205%	12/11/2049		5,878
	CHESAPEAKE FUNDING L 1A A 144A	Asset and other mortgage backed securities	0.918%	11/7/2023		261,766
	CITIBANK CREDIT CARDS ISS A6 A6	Asset and other mortgage backed securities	1.320%	9/7/2018		1,308,875
	CITIBANK CREDIT CARDS ISS A8 A8	Asset and other mortgage backed securities	5.650%	9/20/2019		916,276
	CITIBANK OMNI MA A14A 144A	Asset and other mortgage backed securities	2.916%	8/15/2018		667,939
	CNH EQUIPMENT TRUST 2012 C A3	Asset and other mortgage backed securities	0.570%	12/15/2017		869,019
	CNH EQUIPMENT TRUST 2013-A A3	Asset and other mortgage backed securities	0.690%	6/15/2018		604,900
	COMM 2013-LC8 MORTGAGE LC6 XA	Asset and other mortgage backed securities	1.800%	1/10/2046		364,371
	COMMERCIAL MORTGAGE GAM A2 144A	Asset and other mortgage backed securities	3.670%	2/10/2028		266,179
	COMMERCIAL MORTGAGE LRT B 144A	Asset and other mortgage backed securities	3.800%	10/5/2030		288,960
	COMMERCIAL MORTGAGE PAS CR3 A1	Asset and other mortgage backed securities	0.660%	10/15/2045		874,583
	COMMERCIAL MORTGAGE PASS C5 AM	Asset and other mortgage backed securities	5.343%	12/15/2039		346,987
	CREDIT ACCEPTANCE 2011-1 A144A	Asset and other mortgage backed securities	2.610%	3/15/2019		255,814
	DBRR 2012-EZ1 TRUS EZ1 A 144A	Asset and other mortgage backed securities	0.946%	9/25/2045		570,130
	DBRR 2012-EZ1 TRUS EZ1 A 144A	Asset and other mortgage backed securities	0.946%	9/25/2045		474,290

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	DBRR TRUST EZ3 A 144A	Asset and other mortgage backed securities	1.636%	12/18/2049		486,962
	DBUBS 2011-LC1 MO LC1A A2 144A	Asset and other mortgage backed securities	4.528%	11/10/2046		646,451
	FIRST INVESTORS AUT 1A A2 144A	Asset and other mortgage backed securities	0.900%	10/15/2018		292,189
	FORD CREDIT AUTO LEASE TR A A2	Asset and other mortgage backed securities	0.460%	5/15/2015		375,621
	FORD CREDIT AUTO LEASE TR A A3	Asset and other mortgage backed securities	0.850%	1/15/2015		405,411
	FORD CREDIT FLOORPLAN MAS 1 A1	Asset and other mortgage backed securities	0.850%	1/15/2018		615,107
	FORD CREDIT FLOORPLAN MAST 1 B	Asset and other mortgage backed securities	1.067%	1/15/2016		720,158
	FORD CREDIT FLOORPLAN MAST 1 C	Asset and other mortgage backed securities	1.667%	1/15/2016		810,339
	FORD CREDIT FLOORPLAN MAST 2 A	Asset and other mortgage backed securities	1.920%	1/15/2019		972,587
	FORD CREDIT FLOORPLAN MAST 4 B	Asset and other mortgage backed securities	0.940%	9/15/2016		565,544
	FOSSE MASTER ISSUER 1A A2 144A	Asset and other mortgage backed securities	1.646%	10/18/2054		452,368
	GE CAPITAL COMMERCIAL M C1 A1A	Asset and other mortgage backed securities	5.483%	12/10/2049		321,605
	GMAC COMMERCIAL MORTGAGE C2	Asset and other mortgage backed securities	5.301%	8/10/2038		789,820
	GOLDEN CR CARD TR 5A A 144A	Asset and other mortgage backed securities	0.790%	9/15/2017		1,401,089
	GS MORTGAGE SECURITIES GC5 A2	Asset and other mortgage backed securities	2.999%	8/10/2044		150,812
	HILTON USA HLT AFX 144A	Asset and other mortgage backed securities	2.662%	11/5/2030		272,246
	HLSS SERVICER 13-T4 AT4 144A	Asset and other mortgage backed securities	1.183%	8/15/2044		509,388
	HLSS SERVICER ADVA T2 A2 144A	Asset and other mortgage backed securities	1.147%	5/16/2044		298,440

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	HLSS SERVICER ADVAN T2 A2 144A	Asset and other mortgage backed securities	1.147%	5/16/2044		606,828
	HOLMES MASTER ISSUE 1A A2 144A	Asset and other mortgage backed securities	1.644%	10/15/2054		216,362
	HOLMES MASTER ISSUE 1A A2 144A	Asset and other mortgage backed securities	1.594%	10/15/2054		171,245
	HOLMES MASTER ISSUE 1A A2 144A	Asset and other mortgage backed securities	1.594%	10/15/2054		293,971
	HONDA AUTO RECEIVABLES OW 2 A3	Asset and other mortgage backed securities	0.530%	2/16/2017		759,753
	IFC SBA LOAN-BACKED A 1 A 144A	Asset and other mortgage backed securities	1.250%	1/15/2024		59,230
	JP MORGAN CHASE C PLSD A2 144A	Asset and other mortgage backed securities	3.364%	11/13/2044		314,360
	JP MORGAN CHASE COM C1 A1 144A	Asset and other mortgage backed securities	3.853%	6/15/2043		1,440,901
	JP MORGAN CHASE COM CB 18 A1A	Asset and other mortgage backed securities	5.431%	6/12/2047		522,043
	JP MORGAN CHASE COM CB18 A4	Asset and other mortgage backed securities	5.440%	6/12/2047		631,908
	JP MORGAN TRUST 1-2A2	Asset and other mortgage backed securities	2.500%	3/25/2043		307,875
	LANARK MASTER ISSUE 2A 1A 144A	Asset and other mortgage backed securities	1.638%	12/22/2054		424,010
	LANARK MASTER ISSUE 2A 1A 144A	Asset and other mortgage backed securities	1.638%	12/22/2054		534,320
	LB-UBS COMMERCIAL MORTGA C1 AM	Asset and other mortgage backed securities	5.455%	2/15/2040		264,086
	MERRILL LYNCH MORTGAGE C1 ASB	Asset and other mortgage backed securities	5.849%	6/12/2050		792,869
	ML-CFC COMMERCIAL MORTGA 4 A1A	Asset and other mortgage backed securities	5.166%	12/12/2049		468,290
	ML-CFC COMMERCIAL MORTGAG 4 AM	Asset and other mortgage backed securities	5.204%	12/12/2049		196,558
	MORGAN STANLEY BANK OF C13 XA	Asset and other mortgage backed securities	1.256%	11/15/2046		579,935

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY CAPITA HQ11A1A	Asset and other mortgage backed securities	5.422%	2/12/2044		445,417
	MORGAN STANLEY CAPITA IQ12 A1A	Asset and other mortgage backed securities	5.319%	12/15/2043		566,096
	MORGAN STANLEY CAPITA IQ14 A4	Asset and other mortgage backed securities	5.665%	4/15/2049		362,612
	MORGAN STANLEY CAPITA HQ10 A4	Asset and other mortgage backed securities	5.328%	11/12/2041		530,054
	MORGAN STANLEY CAPITA HQ4 A7	Asset and other mortgage backed securities	4.970%	4/14/2040		361,334
	MORGAN STANLEY RE-IO A 144A	Asset and other mortgage backed securities	2.500%	3/23/2051		98,830
	MORGAN STANLET REREM XA A 144A	Asset and other mortgage backed securities	2.000%	7/27/2049		677,208
	MORGAN STANLET REREM XA A 144A	Asset and other mortgage backed securities	2.000%	7/27/2049		405,686
	MORGAN STANLET TR 2012-IO 144A	Asset and other mortgage backed securities	1.000%	3/27/2051		141,846
	MOTEL 6 TRUST MTL6 A1 144A	Asset and other mortgage backed securities	1.500%	10/5/2025		185,575
	MOTEL 6 TRUST MTL6 A2 144A	Asset and other mortgage backed securities	1.948%	10/5/2025		856,302
	MOTOR PLC 12A A1C 144A	Asset and other mortgage backed securities	1.286%	2/25/2020		251,173
	NATIONSTAR AGENCY T1A AT1 144A	Asset and other mortgage backed securities	0.997%	2/15/2045		353,115
	NATIONSTAR AGENCY 13-T1 A1	Asset and other mortgage backed securities	1.080%	6/20/2044		579,797
	NELNET STUDENT LOAN TRUST 1 A4	Asset and other mortgage backed securities	0.308%	10/26/2020		523,105
	NISSAN MASTER OWNER TRUST A A	Asset and other mortgage backed securities	0.467%	2/15/2018		914,803
	PFS FINANCING CORP AA A 144A	Asset and other mortgage backed securities	1.367%	2/15/2016		410,269
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities	0.717%	2/15/2018		574,639

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities	0.867%	10/17/2016		435,202
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities	0.867%	10/17/2016		610,283
	PRESTIGE AUTO RECE1A A3 144A	Asset and other mortgage backed securities	1.330%	5/15/2019		234,635
	PRICOA GLOBAL FUNDING I	Asset and other mortgage backed securities	4.584%	6/24/2016		411,076
	PRINCIPAL LIFE GLOBAL FUN 144A	Asset and other mortgage backed securities	1.125%	9/18/2015		543,946
	PRINCIPAL LIFE GLOBAL FUN 144A	Asset and other mortgage backed securities	1.000%	12/11/2015		756,536
	RBSCF TRUST 2009- RR2 WBB 144A	Asset and other mortgage backed securities	5.921%	2/16/2051		121,666
	SAMSUNG ELECTRONICS AMERI 144A	Asset and other mortgage backed securities	1.750%	4/10/2017		576,286
	SANTANDER CONSUMER S1A B 144A	Asset and other mortgage backed securities	1.660%	8/15/2016		248,171
	SANTANDER CONSUMER S1A B 144A	Asset and other mortgage backed securities	1.660%	8/15/2016		211,675
	SANTANDER CONSUMER S1A C 144A	Asset and other mortgage backed securities	2.010%	8/15/2016		187,518
	SANTANDER DRIVE AUT AA A2 144A	Asset and other mortgage backed securities	0.550%	2/16/2016		240,161
	SANTANDER DRIVE AUT AA A3 144A	Asset and other mortgage backed securities	0.650%	3/15/2017		445,155
	SANTANDER DRIVE AUT S1A C 144A	Asset and other mortgage backed securities	1.890%	5/15/2017		19,507
	SANTANDER DRIVE AUT S1A C 144A	Asset and other mortgage backed securities	1.890%	5/15/2017		34,634
	SANTANDER DRIVE AUT S2A B 144A	Asset and other mortgage backed securities	2.060%	6/15/2017		45,485
	SANTANDER DRIVE AUT S2A B 144A	Asset and other mortgage backed securities	2.060%	6/15/2017		74,595
	SANTANDER DRIVE AUT S2A C 144A	Asset and other mortgage backed securities	2.860%	6/15/2017		45,936

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	SANTANDER DRIVE AUTO A A2 144A	Asset and other mortgage backed securities	0.800%	10/17/2016		935,941
	SANTANDER DRIVE AUTO A A3 144A	Asset and other mortgage backed securities	1.830%	11/17/2014		6,992
	SANTANDER DRIVE AUTO A A4 144A	Asset and other mortgage backed securities	2.390%	6/15/2017		579,390
	SANTANDER DRIVE AUTO A A4 144A	Asset and other mortgage backed securities	2.390%	6/15/2017		544,122
	SANTANDER DRIVE AUTO A B 144A	Asset and other mortgage backed securities	1.890%	10/15/2019		457,948
	SANTANDER DRIVE AUTO A C 144A	Asset and other mortgage backed securities	3.120%	10/15/2019		907,664
	SANTANDER DRIVE AUTO RECE 2 A2	Asset and other mortgage backed securities	0.910%	5/15/2015		681
	SANTANDER DRIVE AUTO RECE 3 A3	Asset and other mortgage backed securities	0.700%	10/16/2017		349,694
	SANTANDER DRIVE AUTO RECE 4 A2	Asset and other mortgage backed securities	0.790%	8/17/2015		55,069
	SANTANDER DRIVE AUTO RECE 4 A2	Asset and other mortgage backed securities	0.890%	9/15/2016		387,126
	SANTANDER DRIVE AUTO RECE 6 A2	Asset and other mortgage backed securities	0.470%	9/15/2015		214,107
	SANTANDER DRIVE AUTO RECEI 1 B	Asset and other mortgage backed securities	1.160%	1/15/2019		604,546
	SANTANDER DRIVE AUTO RECEI 1 C	Asset and other mortgage backed securities	3.780%	11/15/2017		480,771
	SANTANDER DRIVE AUTO RECEI 2 B	Asset and other mortgage backed securities	1.330%	3/15/2018		967,411
	SANTANDER DRIVE AUTO RECEI 3 C	Asset and other mortgage backed securities	3.090%	5/15/2017		387,387
	SANTANDER DRIVE AUTO RECEI 4 B	Asset and other mortgage backed securities	1.830%	3/15/2017		479,451
	SANTANDER DRIVE AUTO RECEI 5 B	Asset and other mortgage backed securities	1.550%	10/15/2018		364,408
	SBA TOWER TRUST 144A	Asset and other mortgage backed securities	4.254%	4/15/2040		237,935

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	SBA TOWER TRUST 144A	Asset and other mortgage backed securities	4.254%	4/15/2040		278,435
	SLC PRIVATE STUDENT LOAN A A4	Asset and other mortgage backed securities	0.364%	1/15/2019		40,086
	SLM PRIVATE CREDIT STUDEN B A2	Asset and other mortgage backed securities	0.443%	6/15/2021		370,629
	SLM PRIVATE EDUCATIO A A1 144A	Asset and other mortgage backed securities	1.567%	8/15/2025		409,190
	SLM PRIVATE EDUCATIO B A1 144A	Asset and other mortgage backed securities	1.267%	12/15/2021		132,909
	SLM PRIVATE EDUCATIO C A2 144A	Asset and other mortgage backed securities	3.331%	10/15/2046		465,352
	SLM PRIVATE EDUCATIO E A1 144A	Asset and other mortgage backed securities	0.956%	10/16/2023		198,872
	SLM STUDENT LOAN TR A A2A 144A	Asset and other mortgage backed securities	1.770%	5/17/2027		242,487
	SLM STUDENT LOAN TR A A2B 144A	Asset and other mortgage backed securities	1.217%	5/17/2027		379,722
	SLM STUDENT LOAN TR B A2B 144A	Asset and other mortgage backed securities	1.267%	6/17/2030		479,859
	SLM STUDENT LOAN TRU C A1 144A	Asset and other mortgage backed securities	1.817%	12/15/2017		12,031
	SLM STUDENT LOAN TRU D A1 144A	Asset and other mortgage backed securities	1.217%	6/15/2023		376,016
	SLM STUDENT LOAN TRUST 20 5 A2	Asset and other mortgage backed securities	1.338%	10/25/2016		173,151
	SLM STUDENT LOAN TRUST 20 5 A3	Asset and other mortgage backed securities	1.538%	1/25/2018		1,689,435
	STEELRIVER TRANSMISSION CO LLC	Asset and other mortgage backed securities	4.710%	6/30/2017		271,454
	STRIPS 2012-1 LTD 1A A 144A	Asset and other mortgage backed securities	1.500%	12/25/2044		241,543
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities	4.646%	9/25/2034		61,637
	STRUCTURED ASSET REC 03-2 144A	Asset and other mortgage backed securities	0.920%	1/21/2011		413

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	TAKEDA PHARMACEUTICAL CO 144A	Asset and other mortgage backed securities	1.030%	3/17/2015		904,501
	TAKEDA PHARMACEUTICAL CO 144A	Asset and other mortgage backed securities	1.625%	3/17/2017		264,412
	TOYOTA AUTO RECEIVABLES O A A3	Asset and other mortgage backed securities	0.550%	1/17/2017		614,983
	TOYOTA AUTO RECEIVABLES O A A4	Asset and other mortgage backed securities	0.690%	11/15/2018		457,425
	WFRBS COMMERCIAL MO C2 A2 144A	Asset and other mortgage backed securities	3.791%	2/15/2044		1,205,585
	WFRBS COMMERCIAL MO C3 A1 144A	Asset and other mortgage backed securities	1.988%	3/15/2044		884,865
	WORLD FINANCIAL NETWORK CR B A	Asset and other mortgage backed securities	0.910%	3/16/2020		844,564
	WORLD FINANCIAL NETWORK CR C A	Asset and other mortgage backed securities	2.230%	8/15/2020		346,863
	WORLD FINANCIAL NETWORK CR D M	Asset and other mortgage backed securities	3.090%	4/17/2023		260,890
					Total Asset Backed Securities	69,661,949

	BRAZILIAN GOVERNMENT INTERNATI	Non U.S. Government	4.875%	1/22/2021		211,000
	BRAZILIAN GOVERNMENT INTERNATI	Non U.S. Government	2.625%	1/5/2023		173,720
	ISRAEL ST AID	Non U.S. Government	5.500%	9/18/2033		174,841
	ISRAEL ST AID	Non U.S. Government	5.500%	4/26/2024		404,378
					Total Other Fixed Income Securities	963,939

	US 10YR TREAS NTS FUTURE (CBT)	Futures		3/20/2014		24,677

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	US 5YR TREAS NTS FUTURE (CBT)	Futures	3/31/2014		52,523
	US 2YR TREASURY NTS FUT (CBT)	Futures	3/31/2014		(36,557)
	CDS_BP UL FE	Credit Default Swaps	3/20/2018		—
	CDS BP UL FE	Credit Default Swaps	3/20/2018		(894)
	IRS_R US0003M P .4575%	Interest Rate Swap	6/7/2015		—
	IRS R US0003M P .4575%	Interest Rate Swap	6/7/2015		(1,777)
	CCP IRS R US0003M P 1.82375%	Interest Rate Swap	6/20/2020		—
	CCP_IRS R US0003M P 1.82375%	Interest Rate Swap	6/20/2020		43,328
	CDS SP UL FE	Credit Default Swaps	9/20/2018		(907)
	CDS _SP UL FE	Credit Default Swaps	9/20/2018		—
	CCP_IRS US0003M R 2.15375%	Interest Rate Swap	7/16/2020		—
	CCP_IRS US0003M P 1.4777%	Interest Rate Swap	7/22/2018		48,902
	CCP_IRS US0003M P 1.477%	Interest Rate Swap	7/22/2018		—
	CCP_IRS US0003M P .48%	Interest Rate Swap	8/5/2015		—
	CCP IRS US0003M P .48%	Interest Rate Swap	8/5/2015		(14,021)
	CCP IRS R US0003M P 0.83625%	Interest Rate Swap	8/16/2016		—
	CCP_IRS R US0003M P 0.83625%	Interest Rate Swap	8/16/2016		(3,832)
	CCP_IRS R US0003M P 0.58875	Interest Rate Swap	9/6/2015		—

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	CCP IRS R US0003M P 0.58875	Interest Rate Swap	9/6/2015		(12,623)
	CCP IRS R US0003M P 0.6125%	Interest Rate Swap	9/13/2015		—
	CCP_IRS R US0003M P 0.6125%	Interest Rate Swap	9/13/2015		(8,305)
	IRS R US0003M P 3.845% 100144	Interest Rate Swap	9/29/2014		62,702
	IRS P US0003M R 3.845% 100144	Interest Rate Swap	9/29/2014		25,742
	IRS P US0003M R 3.865% 100644	Interest Rate Swap	10/2/2014		42,003
	IRS R US0003M P 3.865% 100644	Interest Rate Swap	10/2/2014		95,154
	IRS P US0003M R 2.6% 02/21/24	Interest Rate Swap	2/19/2014		91
	CCP_IRS._R USD-LIBOR-BBA 6M CM	Interest Rate Swap	11/15/2023		—
	CCP_IRS._R USD-LIBOR-BBA 6M CM	Interest Rate Swap	11/15/2023		—
	CCP_IRS.R USD-LOBOR-BBA 3M CM	Interest Rate Swap	11/15/2023		—
	CCP_IRS. R USD-LIBOR-BBA 3M CM	Interest Rate Swap	11/15/2023		6,674
	US TREAS BD FUTURE (CBT)	Futures	3/20/2014		(20,998)
	US 10YR TREAS NTS FUTURE (CBT)	Futures	3/20/2014		8,438
	US 5YR TREAS NTS FUTURE (CBT)	Futures	3/31/2014		(90,456)
	US 2YR TREAS NTS FUTURE (CBT)	Futures	3/31/2014		(6,732)
	US ULTRA BOND (CBT)	Futures	3/20/2014		20,800
				Total Derivatives	233,932

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ABB LTD	Common Stock		1,520,188
	ADIDAS AG	Common Stock		850,469
	ADVANTEST CORP	Common Stock		332,241
	AEGON NV	Common Stock		470,673
	AEON CO LTD	Common Stock		707,722
	AGEAS	Common Stock		988,954
	AIR LIQUIDE SA	Common Stock		867,328
	AJINOMOTO CO INC	Common Stock		623,930
	AKZO NOBEL NV	Common Stock		388,748
	AL CATEL-LUCENT/FRANCE	Common Stock		182,820
	ALL NIPPON AIRWAYS-SPONS ADR	Common Stock		373,626
	ALLIANZ SE	Common Stock		2,040,640
	ALUMINA LTD	Common Stock		252,446
	AMCOR LTD/AUSTRALIA	Common Stock		423,584
	ANGLO AMERICAN PLC	Common Stock		592,449
	ANHEUSER-BUSCH INBEV NV	Common Stock		851,680
	ARCELORMITTAL	Common Stock		258,395
	ASAHI GLASS CO LTD	Common Stock		222,840

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ASAHI KASEI CORP	Common Stock		576,335
	ASTRAZENECA PLC	Common Stock		955,857
	ATLAS COPCO AB	Common Stock		758,334
	ATLAS COPCO AB	Common Stock		537,188
	AUSTRALIA & NEW ZEALAND BANKIN	Common Stock		1,904,100
	AXA SA	Common Stock		1,493,398
	BAE SYSTEMS PLC	Common Stock		35,880
	BANCO BILBAO VIZCAYA ARGENTARI	Common Stock		1,190,369
	BANCO SANTANDER SA	Common Stock		1,647,393
	BANK OF YOKOHAMA LTD/THE	Common Stock		409,220
	BARCLAYS PLC	Common Stock		1,070,232
	BASF SE	Common Stock		2,158,603
	BAYER AG	Common Stock		2,520,926
	BG GROUP PLC	Common Stock		1,259,430
	BHP BILLITON LTD	Common Stock		2,341,511
	BHP BILLITON PLC	Common Stock		1,330,921
	BNP PARIBAS	Common Stock		1,960,000
	BORAL LTD	Common Stock		347,507

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	BP PLC	Common Stock		2,469,048
	BRIDGESTONE CORP	Common Stock		878,692
	BRITISH AMERICAN TOBACCO PLC	Common Stock		2,008,754
	BRITISH LAND CO PLC	Common Stock		437,888
	BRITISH SKY BROADCASTING GROUP	Common Stock		402,045
	BT GROUP PLC	Common Stock		1,463,227
	BUNZL PLC	Common Stock		176,600
	CANON INC	Common Stock		851,200
	CAP GEMINI SA	Common Stock		184,592
	CAPITALAND LTD	Common Stock		291,092
	CARNIVAL PLC	Common Stock		281,446
	CENTRICA PLC	Common Stock		781,606
	CHEUNG KONG HOLDINGS LTD	Common Stock		524,845
	CIE GENERALE D'OPTIQUE ESSILOR	Common Stock		886,350
	CITY DEVELOPMENTS LTD	Common Stock		470,870
	CLP HOLDINGS LTD	Common Stock		409,616
	COCA-COLA AMATIL LTD	Common Stock		542,490
	COCA-COLA HBC AG	Common Stock		215,946

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	COMMERZBANK AG-SPONS ADR	Common Stock		159,985
	COMMONWEALTH BANK OF AUST	Common Stock		2,443,083
	COMPASS GROUP PLC	Common Stock		789,934
	COMPUTERSHARE LTD	Common Stock		460,932
	CREDIT AGRICOLE SA	Common Stock		402,213
	CREDIT SUISSE GROUP AG	Common Stock		852,265
	CRH PLC	Common Stock		368,916
	DAI NIPPON PRINTING CO LTD	Common Stock		202,160
	DAIMLER AG ORD	Common Stock		1,745,267
	DAIWA HOUSE INDUSTRY CO LTD	Common Stock		757,302
	DAIWA SECURITIES GROUP INC	Common Stock		706,300
	DANONE	Common Stock		832,228
	DANSKE BANK A/S	Common Stock		425,088
	DASSAULT SYSTEMES SA	Common Stock		620,754
	DELHAIZE GROUP SA	Common Stock		663,127
	DENSO CORP	Common Stock		846,400
	DEUTSCHE BANK AG NAMEN-AKT REG	Common Stock		943,237
	DEUTSCHE LUFTHANSA AG	Common Stock		599,877

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	DEUTSCHE TELEKOM AG	Common Stock		1,125,352
	DIAGEO PLC	Common Stock		1,579,109
	E.ON SE	Common Stock		517,400
	EDP - ENERGIAS DE PORTUGAL SA	Common Stock		299,508
	EISAI CO LTD	Common Stock		747,456
	ELECTROLUX AB	Common Stock		588,127
	ENEL SPA	Common Stock		687,247
	ENI SPA	Common Stock		1,323,389
	ERICSSON	Common Stock		769,431
	ERSTE GROUP BANK AG	Common Stock		300,960
	EUROPEAN AERONAUTIC DEFENCE AN	Common Stock		701,350
	EXPERIAN PLC	Common Stock		772,567
	FIAT SPA	Common Stock		297,115
	FIRST PACIFIC CO LTD/HONG KONG	Common Stock		17,160
	FRESENIUS MEDICAL CARE AG & CO	Common Stock		421,765
	FUJI HEAVY INDUSTRIES LTD	Common Stock		891,560
	FUJIFILM HOLDINGS CORP	Common Stock		349,984
	FUJITSU LTD	Common Stock		308,216

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	GDF SUEZ	Common Stock		466,252
	GLAXOSMITHKLINE PLC	Common Stock		2,255,728
	HACHIJUNI BANK LTD/THE	Common Stock		338,232
	HANG SENG BANK LTD	Common Stock		374,440
	HANNOVER RUECKVERSICHERUNG AG	Common Stock		723,935
	HEINEKEN NV ADR	Common Stock		332,772
	HENKEL AG & CO KGAA	Common Stock		1,017,683
	HENNES & MAURITZ AB	Common Stock		1,225,516
	HINO MOTORS LTD	Common Stock		330,542
	HITACHI LTD	Common Stock		649,485
	HONDA MOTOR CO LTD	Common Stock		1,401,765
	HONG KONG & CHINA GAS CO LTD	Common Stock		654,238
	HOPEWELL HOLDINGS LTD	Common Stock		100,300
	HOYA CORP	Common Stock		309,210
	HSBC HOLDINGS PLC	Common Stock		2,952,763
	HUTCHISON WHAMPOA LTD	Common Stock		562,414
	HYSAN DEVELOPMENT CO LTD	Common Stock		495,131
	IBERDROLA SA	Common Stock		1,180,359

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ICAP PLC	Common Stock		297,620
	IMPERIAL TOBACCO GROUP PLC	Common Stock		785,578
	ING GROEP NV	Common Stock		988,812
	INTERCONTL HOTELS GROUP	Common Stock		609,930
	INTERNATIONAL CONS-SPONS ADR	Common Stock		926,181
	INTESA SANPAOLO SPA	Common Stock		823,790
	INVENSYS PLC	Common Stock		475,313
	IRELAND BK SPONSORED ADR	Common Stock		216,150
	ISUZU MOTORS LTD	Common Stock		467,625
	ITOCHU CORP	Common Stock		561,375
	J SAINSBURY PLC	Common Stock		372,164
	JAMES HARDIE INDUSTRIES PLC	Common Stock		644,954
	JOHNSON MATTHEY PLC	Common Stock		348,193
	KAJIMA CORP	Common Stock		311,926
	KAO CORP	Common Stock		331,186
	KAWASAKI HEAVY INDUSTRIES LTD	Common Stock		384,330
	KEPPEL CORP LTD	Common Stock		637,022
	KINGFISHER PLC	Common Stock		671,160

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	KIRIN HOLDINGS CO LTD	Common Stock		374,400
	KOBE STEEL LTD	Common Stock		340,256
	KOMATSU LTD	Common Stock		454,324
	KONAMI CORP	Common Stock		190,485
	KONINKLIJKE AHOLD NV	Common Stock		652,772
	KONINKLIJKE DSM NV	Common Stock		211,040
	KONINKLIJKE KPN NV	Common Stock		149,366
	KONINKLIJKE PHILIPS NV	Common Stock		564,236
	KUBOTA CORP	Common Stock		767,866
	KYOCERA CORP	Common Stock		441,232
	LAFARGE SA	Common Stock		288,868
	LEGAL & GENERAL GROUP PLC	Common Stock		1,145,118
	LEND LEASE GROUP	Common Stock		707,752
	LLOYDS BANKING GROUP PLC	Common Stock		1,236,863
	L'OREAL SA	Common Stock		1,145,785
	LUXOTTICA GROUP SPA	Common Stock		614,041
	LVMH MOET HENNESSY LOUIS VUITT	Common Stock		738,183
	MAKITA CORP	Common Stock		270,300

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	MARKS & SPENCER GROUP PLC	Common Stock		374,748
	MARUBENI CORP	Common Stock		473,200
	MARUI GROUP CO LTD	Common Stock		550,740
	MERCK KGAA	Common Stock		494,588
	METSO OYJ	Common Stock		511,096
	MITSUBISHI CORP	Common Stock		632,577
	MITSUBISHI ELECTRIC CORP	Common Stock		693,550
	MITSUBISHI ESTATE CO LTD	Common Stock		1,024,760
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		1,399,260
	MITSUI & CO LTD	Common Stock		476,102
	MIZUHO FINANCIAL GROUP INC	Common Stock		644,844
	MS&AD INSURANCE GROUP HOLDINGS	Common Stock		619,080
	MTR CORP	Common Stock		967,348
	NATIONAL AUSTRALIA BANK LTD	Common Stock		1,815,400
	NATIONAL GRID PLC	Common Stock		662,475
	NESTLE SA	Common Stock		4,319,586
	NEWCREST MINING LTD	Common Stock		125,594
	NICE SYSTEMS LTD	Common Stock		151,552

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	NIDEC CORP	Common Stock		405,244
	NIKON CORP	Common Stock		245,310
	NINTENDO CO LTD	Common Stock		223,512
	NIPPON STEEL & SUMITOMO METAL	Common Stock		888,879
	NIPPON TELEGRAPH & TELEPHONE C	Common Stock		378,560
	NIPPON YUSEN KK	Common Stock		556,974
	NISSAN MOTOR CO LTD	Common Stock		515,760
	NITTO DENKO CORP	Common Stock		426,600
	NOKIA OYJ	Common Stock		665,409
	NOMURA HOLDINGS INC	Common Stock		610,722
	NORSK HYDRO ASA	Common Stock		242,990
	NOVARTIS AG	Common Stock		3,320,578
	NOVO NORDISK A/S	Common Stock		1,576,742
	NSK LTD	Common Stock		585,855
	NTT DOCOMO INC	Common Stock		473,507
	OLYMPUS CORP	Common Stock		352,000
	OMRON CORP	Common Stock		569,019
	OMV AG	Common Stock		398,864

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ORANGE SPONSORED ADR	Common Stock		453,245
	ORIX CORP	Common Stock		1,069,200
	ORKLA ASA	Common Stock		163,994
	PANASONIC CORP	Common Stock		535,194
	PEARSON PLC	Common Stock		524,832
	PORTUGAL TELECOM SGPS SA	Common Stock		298,080
	POWER ASSETS HLDGS SPON ADR	Common Stock		200,026
	PRUDENTIAL PLC	Common Stock		1,573,200
	PUBLICIS GROUPE SA	Common Stock		1,226,047
	RANDGOLD RESOURCES LTD	Common Stock		84,165
	REED ELSEVIER NV	Common Stock		230,162
	REED ELSEVIER PLC	Common Stock		530,422
	REPSOL SA	Common Stock		690,569
	REXAM PLC	Common Stock		91,117
	RICOH CO LTD	Common Stock		170,192
	RIO TINTO PLC	Common Stock		1,336,037
	ROCHE HOLDING AG	Common Stock		3,753,594
	ROLLS-ROYCE HOLDINGS PLC	Common Stock		825,338

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ROYAL DUTCH SHELL PLC	Common Stock		2,428,390
	ROYAL DUTCH SHELL PLC	Common Stock		972,074
	RWE AG	Common Stock		397,440
	SABMILLER PLC	Common Stock		1,102,520
	SAGE GROUP PLC/THE	Common Stock		192,793
	SANDVIK AB	Common Stock		492,454
	SANOFI	Common Stock		2,265,868
	SAP AG	Common Stock		1,273,638
	SECOM CO LTD	Common Stock		484,160
	SEKISUI HOUSE LTD	Common Stock		125,550
	SGS SA	Common Stock		586,815
	SHARP CORP/JAPAN	Common Stock		81,900
	SHINSEI BANK LTD	Common Stock		484,140
	SHISEIDO CO LTD	Common Stock		275,955
	SHIZUOKA BANK LTD/THE	Common Stock		480,377
	SIEMENS AG	Common Stock		2,417,554
	SINGAPORE TELECOMMUNICATIONS L	Common Stock		594,513
	SINO LAND CO LTD	Common Stock		265,514

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	SKF AB	Common Stock		894,650
	SMITH & NEPHEW PLC	Common Stock		464,875
	SOCIETE GENERALE	Common Stock		1,078,697
	SODEXO	Common Stock		958,608
	SONY CORP	Common Stock		356,174
	SSE PLC	Common Stock		561,307
	STATOIL ASA	Common Stock		1,101,197
	STORA ENSO OYJ	Common Stock		57,878
	SUMITOMO CORP	Common Stock		415,470
	SUMITOMO ELECTRIC INDUSTRIES L	Common Stock		359,461
	SUMITOMO MITSUI FINANCIAL GROU	Common Stock		1,110,052
	SUMITOMO MITSUI TRUST HOLDINGS	Common Stock		512,337
	SUN HUNG KAI PROPERTIES LTD	Common Stock		490,532
	SVENSKA CELLULOSA AB	Common Stock		902,561
	SWIRE PACIFIC LTD	Common Stock		476,667
	SWISSCOM AG	Common Stock		369,014
	SYNGENTA AG	Common Stock		888,293
	TDK CORP	Common Stock		258,120

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	TECHNIP SA	Common Stock		751,666
	TEIJIN LTD	Common Stock		242,672
	TELECOM CORP OF NEW ZEALAND LT	Common Stock		185,891
	TELECOM ITALIA SPA	Common Stock		212,188
	TELECOM ITALIA SPA	Common Stock		131,546
	TELEFONICA SA	Common Stock		1,174,388
	TELENOR ASA	Common Stock		549,013
	TELSTRA CORP LTD	Common Stock		726,687
	TESCO PLC	Common Stock		712,147
	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock		681,360
	TNT EXPRESS NV	Common Stock		439,495
	TOKIO MARINE HOLDINGS INC	Common Stock		939,744
	TOPPAN PRINTING CO LTD	Common Stock		277,900
	TORAY INDUSTRIES INC	Common Stock		523,118
	TOTAL SA	Common Stock		2,543,747
	TOTO LTD	Common Stock		539,252
	TOYOTA MOTOR CORP	Common Stock		3,145,536
	TREND MICRO INC/JAPAN	Common Stock		246,050

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	UBS AG SHS NEW	Common Stock		1,444,770
	UNILEVER NV	Common Stock		1,017,819
	UNILEVER PLC	Common Stock		821,363
	UNITED OVERSEAS BANK LTD	Common Stock		763,174
	UNITED UTILITIES GROUP PLC	Common Stock		439,378
	UPM-KYMMENE OYJ	Common Stock		514,664
	VEOLIA ENVIRONNEMENT	Common Stock		330,194
	VODAFONE GROUP PLC	Common Stock		3,137,724
	VOLKSWAGEN AG	Common Stock		947,404
	VOLVO AB	Common Stock		590,753
	WESTFIELD GROUP	Common Stock		542,798
	WESTPAC BANKING CORP	Common Stock		2,004,450
	WOLSELEY PLC-ADR	Common Stock		549,784
	WOLTERS KLUWER NV	Common Stock		256,770
	WOODSIDE PETROLEUM LTD	Common Stock		831,397
	WPP PLC NEW ADR	Common Stock		739,698
	YARA INTERNATIONAL ASA	Common Stock		154,119
	ZURICH INSURANCE GROUP-ADR	Common Stock		1,146,315

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
					Total Common Stock	207,316,930

	U S TREASURY NOTE	U.S. Treasuries	2.000%	6/30/2014		4,645,044
	U S TREASURY NOTE	U.S. Treasuries	1.000%	9/30/2016		1,159,883
	U S TREASURY NOTE	U.S. Treasuries	0.375%	1/15/2016		1,759,312
	U S TREASURY NOTE	U.S. Treasuries	0.375%	2/15/2016		3,746,483
	U S TREASURY NOTE	U.S. Treasuries	0.625%	7/15/2016		2,608,256
	U S TREASURY BOND	U.S. Treasuries	0.875%	8/15/2017		478,477
	U S TREASURY BOND	U.S. Treasuries	8.500%	2/15/2020		171,377
	U S TREASURY BOND	U.S. Treasuries	8.750%	8/15/2020		2,463,034
	U S TREASURY BOND	U.S. Treasuries	6.125%	8/15/2029		1,589,260
	U S TREASURY BOND	U.S. Treasuries	4.500%	2/15/2036		2,275,382
	U S TREASURY BOND	U.S. Treasuries	4.750%	2/15/2037		1,161,974
	U S TREASURY BOND	U.S. Treasuries	2.875%	5/15/2043		149,937
	U S TREASURY BOND	U.S. Treasuries	3.750%	11/15/2043		2,339,080
	U S TREASURY NOTE	U.S. Treasuries	1.250%	11/30/2018		3,811,624
	U S TREASURY NOTE	U.S. Treasuries	2.000%	11/30/2020		1,172,993
	U S TREASURY NOTE	U.S. Treasuries	0.625%	12/15/2016		4,372,167

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	0.250%	12/31/2015		8,138,326
	U S TREASURY NOTE	U.S. Treasuries	1.500%	12/31/2018		667,406
	U S TREASURY NOTE	U.S. Treasuries	2.375%	12/31/2020		—
	U S TREASURY NOTE	U.S. Treasuries	1.000%	5/31/2018		3,130
	U S TREASURY NOTE	U.S. Treasuries	2.750%	11/15/2023		2,876,146
					Total Government Bonds	45,589,291

	Assets (Held at End of Year)					$3,903,482,781

*	represents party in interest
[1]	Represents taxed loan balances with original maturity dates of 2004 through 2012 for active employees. These active employees retain the right to pay back the loan balances.

    Form 5500, Schedule H, Line 4a
Computer Sciences Corporation
EIN 95-2043126
Computer Sciences Corporation Matched Asset Plan 001

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

Check Here if late Participant Loan Repayments are Included ___	$2,920	$303,315	$—	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
MATCHED ASSET PLAN

Date: June 30, 2014	By:	/s/ Thomas R Colan
Thomas R. Colan, Vice President, Controller and Principal Accounting Officer
Member, CSC Employee Benefits Fiduciary Committee